UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WestRock Company

(Exact name of registrant as specified in charter)

Delaware	001-38736	37-1880617
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Abernathy Road, Atlanta, GA	30328
(Address of principal executive offices)	(Zip Code)

Denise R. Singleton, Executive Vice President, General Counsel and Secretary

(770) 448-2193

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of WestRock Company’s conflict minerals report for the calendar year ended December 31, 2023 is provided as Exhibit 1.01 and is publicly available at www.westrock.com. Information on WestRock’s website does not constitute a part of, and is not incorporated by reference into, this Form.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COMPANY
(Registrant)

Date: May 24, 2024

	By:	/s/ Denise R. Singleton
Denise R. Singleton
Executive Vice President, General Counsel and Secretary